Exhibit 99.6

Sprott Physical Platinum and Palladium Trust

Report to Unitholders

DECEMBER 31,
2017

Management Report of Fund Performance	3

Financial Statements	7

The management report of fund performance is an analysis and explanation that is designed to complement and supplement an investment fund’s financial statements. This report contains financial highlights but does not contain the complete financial statements of the investment fund. A copy of the financial statements has been included separately within the Report to Unitholders. You can also get a copy of the financial statements at your request, and at no cost, by calling 1-866-299-9906, by visiting our website at www.sprottphysicalbullion.com or SEDAR at www.sedar.com or by writing to us at: Sprott Asset Management LP, Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, P.O. Box 26, Toronto, Ontario M5J 2J1.

Management Report of Fund Performance (in U.S. dollars)

Investment Objective and Strategies

Sprott Physical Platinum and Palladium Trust (the “Trust”) is a closed end mutual fund trust organized under the laws of the Province of Ontario, Canada, created to invest and hold substantially all of its assets in physical platinum and palladium bullion. The Trust seeks to provide a secure, convenient and exchange-traded investment alternative for investors interested in holding physical platinum and palladium bullion without the inconvenience that is typical of a direct investment in physical bullion. The Trust intends to achieve its objective by investing primarily in long-term holdings of unencumbered, fully allocated, physical platinum and palladium bullion and does not speculate with regard to short-term changes in platinum and palladium prices.

The units of the Trust are listed on the New York Stock Exchange (“NYSE”) Arca and the Toronto Stock Exchange (“TSX”) under the symbols “SPPP” and “SPPP.U”, respectively.

Risks

The risks of investing in the Trust are detailed in the Trust’s annual information form dated March 28, 2018. There have been no material changes to the Trust since inception that have affected the overall level of risk. The principal risks associated with investing in the Trust are the price of platinum and palladium, the net asset value and/or the market price of the units, the purchase, transport, insurance and storage of physical platinum and palladium bullion, liabilities of the Trust, and redemptions of units.

Results of Operations

For the year ended December 31, 2017, the total change in unrealized gains on physical platinum bullion amounted to $4.1 million and the total change in unrealized gains on physical palladium bullion amounted to $32.7 million compared with the total change in unrealized gains on physical platinum bullion of $1.8 million and the total change in unrealized gains on physical palladium bullion of $11.9 million for the same period in 2016.

During the year ended December 31, 2017, the Trust issued no units and 1,559,845 units were redeemed for physical bullion.

The value of the net assets of the Trust as of December 31, 2017 was $125.3 million or $9.49 per unit compared to $103.5 million or $7.01 as at December 31, 2016. The Trust held 37,658 ounces of physical platinum bullion and 84,854 ounces of physical palladium bullion as at December 31, 2017, compared to 42,077 ounces of physical platinum bullion and 96,032 ounces of physical palladium bullion as of December 31, 2016. As at December 31, 2017, the spot price of physical platinum bullion was $930.50 an ounce and the spot price of physical palladium bullion was $1,064.00 an ounce, compared to a spot price for platinum bullion of $903.50 an ounce and a spot price for palladium bullion of $680.96 an ounce as at December 31, 2016. The Trust returned 35.3% compared to the returns on spot platinum and palladium bullion of 3.0% and 56.3%, respectively for the period from January 1, 2017 to December 31, 2017.

The Trust’s net asset value per unit on December 31, 2017 was $9.49 compared to $7.01 per unit as at December 31, 2016. The units closed at $9.34 on the NYSE Arca and $9.27 on the TSX on December 31, 2017 compared to closing prices of $6.90 on the NYSE Arca and $6.84 on the TSX on December 31, 2016. The units are denominated in U.S. dollars on both exchanges. During the period from January 1, 2017 to December 31, 2017, the Trust’s units traded on the NYSE Arca at an average discount to net asset value of approximately 1.5%.

On June 24, 2016, the Trust entered into a sales agreement with Cantor Fitzgerald & Co. whereby the Trust may, in its sole discretion and subject to its operating and investment restrictions, offer and sell trust units through an “at the market offering” program (the “ATM Program”) in transactions on the NYSE Arca or any other existing trading market for the trust units in the United States or to or through a market maker in the United States pursuant to a registration statement filed with the U.S. Securities and Exchange Commission and a prospectus supplement to a short form base shelf prospectus filed with the Ontario Securities Commission, as principal regulator, and with each of the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada.  During the year ended December 31, 2017, the Trust sold no units through the ATM Program, compared with 114,135 units in the prior period.

OPERATING EXPENSES

The Trust pays its own operating expenses, which include, but are not limited to, audit, legal, trustee fees, unitholder reporting expenses, general and administrative fees, filing and listing fees payable to applicable securities regulatory authorities and stock exchanges, storage fees for the physical bullion, costs incurred in connection with the Trust’s continuous disclosure public filing requirements and investor relations and any expenses associated with the Independent Review Committee of the Trust. Operating expenses for the year ended December 31, 2017 amounted to $441,209 (not including applicable Canadian taxes) compared to $546,660 for the same period in 2016. The decrease was primarily related to lower bullion storage costs. Operating expenses for the year ended December 31, 2017 amounted to 0.39% of the average net assets during that period on an annualized basis, compared to 0.54% for the same period in 2016.

Related Party Transactions

MANAGEMENT FEES

The Trust pays the Manager, Sprott Asset Management LP, a monthly management fee equal to 1/12 of 0.50% of the value of the net assets of the Trust (determined in accordance with the Trust’s trust agreement), plus any applicable Canadian taxes. The management fee is calculated and accrued daily and payable monthly in arrears on the last day of each month. For the period from January 1, 2017 to December 31, 2017, the Trust incurred management fees of $568,066 (not including applicable Canadian taxes) compared to $504,359 for the same period in 2016.

Financial Highlights

The following tables show selected key financial information about the Trust and are intended to help you understand the Trust’s financial performance for the years shown.

Net assets per unit1

	For the year	For the year	For the year	For the year	For the year	For the period
	ended	ended	ended	ended	ended	ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2017	2016	2015	2014	2013	2012 [3]
	$	$	$	$	$	$
Net assets per unit, beginning of period	7.01	6.29	8.83	8.85	9.35	10.00
Increase (decrease) from operations[2]:
Total revenue	–	–	–	–	–	–
Total expenses	(0.08)	(0.08)	(0.08)	(0.10)	(0.08)	(0.01)
Realized losses for the period	(0.10)	(0.15)	(0.69)	(0.08)	–	–
Unrealized gains (losses) for the period	2.68	0.93	(1.72)	0.16	(0.41)	(0.12)
Total increase (decrease) from operations	2.50	0.70	(2.49)	(0.02)	(0.49)	(0.13)
Net assets per unit, end of period	9.49	7.01	6.29	8.83	8.85	9.35

1	This information is derived from the Trust’s financial statements.
2

Net assets per unit is calculated based on the actual number of units outstanding at the relevant time. The increase/decrease from operations is based on the weighted average number of units outstanding over the period shown. This table is not intended to be a reconciliation of the beginning to ending net assets per unit.

3	For the period from December 19, 2012 (the Trust’s initial public offering) to December 31, 2012.

Ratios and Supplemental Data

	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2017	2016	2015	2014	2013	2012
Total net asset value (000’s)[1]	$125,267	$103,530	$96,229	$209,992	$246,574	$261,917
Number of Units outstanding[1]	13,199,121	14,758,966	15,308,934	23,792,626	27,863,450	28,000,000
Management expense ratio[2]	0.94%	1.09%	1.01%	1.04%	0.81%	0.90%
Trading expense ratio[3]	Nil	Nil	Nil	Nil	Nil	Nil
Portfolio turnover rate[4]	0.02%	Nil	Nil	Nil	Nil	Nil
Net asset value per Unit	$9.49	$7.01	$6.29	$8.83	$8.85	$9.35
Closing market price – NYSE Arca	$9.34	$6.90	$6.16	$8.65	$8.68	$9.99
Closing market price – TSX	$9.27	$6.84	$6.14	$8.68	$8.57	$9.95

1	This information is provided as at the date shown, as applicable.
2

Management expense ratio (“MER”) for the periods are based on total expenses (including applicable Canadian taxes and excluding commissions and other portfolio transaction costs) for the stated period and are expressed as annualized percentages of daily average net asset value during the period.

3

The trading expense ratio represents total commissions and other portfolio transaction costs expressed as an annualized percentage of daily average net asset value during the period shown. Since there are no direct trading costs associated with physical bullion trades, the trading expense ratio is nil.

4

The Trust’s portfolio turnover rate indicates how actively the Trust’s portfolio adviser trades its portfolio investments. A portfolio turnover rate of 100% is equivalent to the Trust buying and selling all of the securities in its portfolio once in the course of the year. The higher the Trust’s portfolio turnover rate in a year, the greater the chance of an investor receiving taxable capital gains in the year. There is not necessarily a relationship between a high turnover rate and the performance of the Trust.

Past Performance

The indicated rates of return are the historical total returns including changes in unit values and assume reinvestment of all distributions in additional units of the Trust. These returns do not take into account sales, redemption, distribution or optional charges or income taxes payable by any unitholder that may reduce returns. Please note that past performance is not indicative of future performance. All rates of returns are calculated based on the Net Asset Value of the units of the Trust.

Year-by-Year Returns

The bar chart below indicates the performance of the Trust units for years shown. The chart shows, in percentage terms, how much an investment made on the first day of each period would have grown or decreased by the last day of each period.

*Return for the period from December 19, 2012 to December 31, 2012 (not annualized).

Summary of Investment Portfolio

As of December 31, 2017

					% of
		Fair Value		Fair	Net Asset
		per ounce	Cost	Value	Value
	Ounces	$	$	$	%
Physical platinum bullion	37,658	930.50	59,991,097	35,040,951	28.0
Physical palladium bullion	84,854	1,064.00	59,208,125	90,284,290	72.1
Cash				14,281	0.0
Other Net Liabilities				(72,392)	(0.1)
Total Net Asset Value				125,267,130	100.0

This summary of investment portfolio may change due to the ongoing portfolio transactions of the Trust.

Sprott Physical Platinum and Palladium Trust

Annual financial statements

December 31, 2017

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

Sprott Asset Management LP, the “Manager” of the Sprott Physical Platinum and Palladium Trust (the “Trust”) is responsible for the integrity, consistency, objectivity and reliability of the Financial Statements of the Trust. International Financial Reporting Standards have been applied and management has exercised its judgment and made best estimates where appropriate.

The Manager’s internal controls and supporting procedures maintained provide reasonable assurance that financial records are complete and accurate. These supporting procedures include the oversight of RBC Investor Services, the Trust’s valuation agent.

Management has assessed the effectiveness of the internal controls over financial reporting as at December 31, 2017 using the framework found in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this assessment, management has concluded that as at December 31, 2017 the Manager’s internal controls over financial reporting were effective.

KPMG LLP, the independent auditors appointed by the Manager of the Trust, have audited the effectiveness of the Trust’s internal control over financial reporting as at December 31, 2017 in addition to auditing the Trust’s Financial Statements as of the same date. Their reports, which expressed an unqualified opinion, can be found on pages 2 to 3 of the Financial Statements. KPMG LLP have full and free access to, and meet periodically with, the Manager of the Trust to discuss their audit and matters arising there from, such as, comments they may have on the fairness of financial reporting and the adequacy of internal controls.

Kevin Hibbert

Chief Financial Officer

March 28, 2018

kpmg LLP
Chartered Professional Accountants
Bay Adelaide Centre	Telephone: (416) 777-8500
333 Bay Street Suite 4600	Fax: (416) 777-8818
Toronto, ON M5H 2S5	Internet: www.kpmg.ca
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Sprott Asset Management LP, the Trustee and the Unitholders of Sprott Physical Platinum and Palladium Trust

Opinion on the Financial Statements

We have audited the accompanying financial statements of Sprott Physical Platinum and Palladium Trust (the “Trust”), which comprise the statements of financial position as at December 31, 2017 and December 31, 2016, the statements of comprehensive income (loss), changes in equity and cash flows for each of the years ended December 31, 2017 and December 31, 2016, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2017 and December 31, 2016, and its financial performance and its cash flows for each of the years ended December 31, 2017 and December 31, 2016 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on Internal Control Over Financial Reporting

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Trust’s internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 28, 2018 expressed an unqualified (unmodified) opinion on the effectiveness of the Trust’s internal control over financial reporting.

Basis for Opinion

A - Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

B - Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to the Trust in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with

KPMG International Cooperative ("KPMG International"), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

An audit includes performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.  In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances.

An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Trust's auditor since 2016.

Toronto, Canada

March 28, 2018

kpmg LLP
Chartered Professional Accountants
Bay Adelaide Centre	Telephone: (416) 777-8500
333 Bay Street Suite 4600	Fax: (416) 777-8818
Toronto, ON M5H 2S5	Internet: www.kpmg.ca
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Sprott Asset Management LP, the Trustee and the Unitholders of Sprott Physical Platinum and Palladium Trust

Opinion on Internal Control Over Financial Reporting

We have audited Sprott Physical Platinum and Palladium Trust’s (the “Trust”) internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Report on the Financial Statements

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the financial statements of the Trust, which comprise the statements of financial position as at December 31, 2017 and December 31, 2016, the statements of comprehensive income (loss), changes in equity and cash flows for each of the years ended December 31, 2017 and December 31, 2016, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the “financial statements”), and our report dated March 28, 2018 expressed an unmodified (unqualified) opinion on those financial statements.

Basis for Opinion

The Trust’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Responsibility for Financial Information. Our responsibility is to express an opinion on the Trust’s internal control over financial reporting based on our audit.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB and in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with

KPMG International Cooperative ("KPMG International"), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

March 28, 2018

Sprott Physical Platinum and Palladium Trust

Statements of comprehensive income (loss)

(in U.S. dollars, except unit amounts)

	For the	For the
	year ended	year ended
	December 31, 2017	December 31, 2016
	$	$
Income
Net realized losses on redemptions and sales of platinum and palladium bullion	(1,379,037)	(2,244,538)
Change in unrealized gains (losses) on bullion	36,755,873	13,697,696
Other income	–	142
	35,376,836	11,453,300

Expenses
Management fees (note 8)	568,066	504,359
Bullion storage fees	84,591	193,355
Listing and regulatory filing fees	72,860	87,346
Legal fees	72,810	82,473
Unitholder reporting costs	82,246	62,477
Sales tax	65,327	57,501
Administrative fees	43,802	57,394
Audit fees	48,324	54,336
Trustee fees	4,417	5,000
Independent Review Committee fees	24,248	4,151
Custodial fees	7,911	128
Net foreign exchange losses	(417)	–
	1,074,185	1,108,520

Net income (loss) and comprehensive income (loss)	34,302,651	10,344,780
Weighted average number of Units	13,701,904	14,758,656

Increase (decrease) in total equity from operations per Unit	2.50	0.70

The accompanying notes are an integral part of these financial statements.

Sprott Physical Platinum and Palladium Trust

Statements of financial position

(in U.S. dollars)

	As at	As at
	December 31, 2017	December 31, 2016
	$	$
Assets
Current assets
Cash	14,281	253,486
Platinum bullion	35,040,951	38,016,118
Palladium bullion	90,284,290	65,393,983
Prepaid assets	144,806	124,347
Total assets	125,484,328	103,787,934

Liabilities
Current liabilities
Accounts payable	217,198	257,791
Total liabilities	217,198	257,791

Equity
Unitholders’ capital	131,666,923	147,265,373
Unit premiums and reserves	686	686
Retained earnings (deficit)	8,743,010	(28,592,427)
Underwriting commissions and issue expenses	(15,143,489)	(15,143,489)
Total equity (note 7)	125,267,130	103,530,143

Total liabilities and equity	125,484,328	103,787,934

Total equity per Unit	9.49	7.01

The accompanying notes are an integral part of these financial statements.

On behalf of the Manager, Sprott Asset Management LP,

by its General Partner, Sprott Asset Management GP Inc.:

Kevin Hibbert	John Ciampaglia
Director	Director

Sprott Physical Platinum and Palladium Trust

Statements of changes in equity

(in U.S. dollars, except unit amounts)

For the years ended December 31, 2017 and 2016

				Underwriting	Unit
	Number of		Retained	Commissions	Premiums
	Units	Unitholders’	Earnings	and Issue	and
	Outstanding	Capital	(Deficit)	Expenses	Reserves	Total Equity
		$	$	$	$	$

Balance as at January 1, 2016	15,308,934	153,089,340	(41,727,170)	(15,133,473)	686	96,229,383
Proceeds from issuance of Units (note 7)	114,135	817,063	–	–	–	817,063
Cost of redemption of Units (note 7)	(664,103)	(6,641,030)	2,789,963	–	–	(3,851,067)
Net income (loss) for the period	–	–	10,344,780	–	–	10,344,780
Underwriting commissions and issue expenses	–	–	–	(10,016)	–	(10,016)
Balance as at December 31, 2016	14,758,966	147,265,373	(28,592,427)	(15,143,489)	686	103,530,143
Balance as at January 1, 2017	14,758,966	147,265,373	(28,592,427)	(15,143,489)	686	103,530,143	–
Proceeds from issuance of Units (note 7)	–	–	–	–	–	–
Cost of redemption of Units (note 7)	(1,559,845)	(15,598,450)	3,032,786	–	–	(12,565,664)
Net income (loss) for the period	–	–	34,302,651	–	–	34,302,651
Underwriting commissions and issue expenses	–	–	–	–	–	–
Balance as at December 31, 2017	13,199,121	131,666,923	8,743,010	(15,143,489)	686	125,267,130

The accompanying notes are an integral part of these financial statements.

Sprott Physical Platinum and Palladium Trust

Statements of cash flows

(in U.S. dollars)

	For the year ended	For the year ended
	December 31, 2017	December 31, 2016
	$	$

Cash flows from operating activities
Net income (loss) for the year	34,302,651	10,344,780
Adjustment to reconcile net income (loss) for the year to net cash from operating activities
Realized losses on redemptions and sales of bullion	1,379,037	2,244,538
Change in unrealized (gains) losses on bullion	(36,755,873)	(13,697,696)
Net changes in operating assets and liabilities
Increase in accounts payable	(40,593)	13,715
Increase in prepaid assets	(20,459)	(124,347)
Net cash used in operating activities	(1,135,237)	(1,219,010)

Cash flows from investing activities
Sales of bullion	952,534	–
Net cash provided by investing activities	952,534	–

Cash flows from financing activities
Proceeds from issuance of Units (note 7)	–	817,063
Payments on redemption of Units (note 7)	(56,502)	(2,867)
Underwriting commissions and issue expenses	–	(10,016)
Net cash provided by (used in) financing activities	(56,502)	804,180

Net increase (decrease) in cash during the year	(239,205)	(414,830)
Cash (bank indebtedness) at beginning of year	253,486	668,316
Cash at end of year	14,281	253,486

The accompanying notes are an integral part of these financial statements.

Sprott Physical Platinum and Palladium Trust Notes to financial statements – Trust specific information December 31, 2017

(in U.S. dollars)

Financial Risk Management (note 6)

Investment Objective

The investment objective of the Trust is to seek to provide a convenient and exchange-traded investment alternative for investors interested in holding physical platinum and palladium bullion without the inconvenience that is typical of a direct investment in physical bullion. The Trust invests and intends to continue to invest primarily in long-term holdings of unencumbered, fully allocated, physical platinum and palladium bullion and does not speculate with regard to short-term changes in platinum and palladium prices. The Trust will only purchase and expects only to own “Good Delivery Bars” as defined by the London Platinum and Palladium Market (“LPPM”), with each bar purchased being verified against the LPPM source.

Significant risks that are relevant to the Trust are discussed here. General information on risks and risk management is described in Note 6 of the Generic Notes.

Fair Value Measurements

The reconciliation of bullion holdings for the years ended December 31, 2017 and 2016, is presented as follows:

	December 31, 2017	December 31, 2016
	$	$
Balance at beginning of year	103,410,101	95,805,143
Sales	(952,534)	-
Redemptions for physical bullion	(12,509,162)	(3,848,200)
Realized losses on sales and redemptions for physical bullion	(1,379,037)	(2,244,538)
Change in unrealized gains (losses)	36,755,873	13,697,696
Balance at end of year	125,325,241	103,410,101

Realized gains (losses) on physical bullion include both realized gains (losses) on sales of physical bullion, and realized gains (losses) occurring upon unitholder redemptions for physical bullion.

Market Risk

a) Other Price Risk

If the market value of each of platinum and palladium bullion increased by 1%, with all other variables held constant, this would have increased total equity and comprehensive income by approximately $1.3 million (December 31, 2016: $1.0 million); conversely, if the value of each of platinum and palladium bullion decreased by 1%, this would have decreased total equity and comprehensive income by the same amount.

b) Currency Risk

As at December 31, 2017 approximately $115,000 (December 31, 2016: $173,000) of the Trust’s liabilities were denominated in Canadian dollars. As a result, a 1% change in the exchange rate between the Canadian and U.S. Dollars would have no material impact to the Trust.

Concentration Risk

The Trust’s risk is concentrated in physical platinum and palladium bullion, whose values constitute 28.0% and 72.1% of total equity, respectively, as at December 31, 2017 (December 31, 2016:  36.7% and 63.2%).

Sprott Physical Platinum and Palladium Trust Notes to financial statements – Trust specific information December 31, 2017

Management Fees (note 11)

The Trust pays the Manager a monthly management fee equal to 1/12 of 0.50% of the value of net assets of the Trust (determined in accordance with the Trust’s trust agreement) plus any applicable Canadian taxes, calculated and accrued daily and payable monthly in arrears on the last day of each month.

Tax Loss Carryforwards

As of the taxation year ended December 31, 2017, the Trust had capital losses available for tax purposes of $602,337 (2016: $449,337).

Related Party Disclosures (note 8)

There have been no other transactions between the Trust and its related parties during the reporting period, other than management fees as discussed above.

Sprott Physical Bullion Trusts Generic Notes to Financial Statements December 31, 2017

1. Organization of the Trusts

Sprott Physical Gold Trust, Sprott Physical Silver Trust and Sprott Physical Platinum and Palladium Trust (collectively, the “Trusts” and each a “Trust”) are closed-end mutual fund trusts created under the laws of the Province of Ontario, Canada, pursuant to trust agreements. Sprott Asset Management LP (the “Manager”) acts as the manager of the Trusts. RBC Investor Services Trust, a trust company organized under the laws of Canada, acts as the trustee of the Trusts. RBC Investor Services Trust also acts as custodian on behalf of the Trusts for the Trusts’ assets other than physical bullion. The Royal Canadian Mint acts as custodian on behalf of the Trusts for the physical bullion owned by the Trusts. The Trusts’ registered office is located at Suite 2600, South Tower, Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, Canada, M5J 2J1.

The Trusts are authorized to issue an unlimited number of redeemable, transferable trust units (the “Units”). All issued Units have no par value, are fully paid for, and are listed and traded on the New York Stock Exchange Arca (the “NYSE Arca”) and the Toronto Stock Exchange (the “TSX”). The date of inception and trading symbols of each of the Trusts is as follows:

Trust	Trust Agreement date	Initial Public Offering date	NYSE Area and TSX symbols, respectively
Sprott Physical Gold Trust	August 28, 2009, as amended and restated as of December 7, 2009 and as further amended and restated as of February 1, 2010	March 3, 2010	PHYS, PHYS.U

Sprott Physical Silver Trust	June 30, 2010, as amended and restated as of October 1, 2010	October 28, 2010	PSLV, PSLV.U

Sprott Physical Platinum and Palladium Trust	December 23, 2011, as amended and restated as of June 6, 2012	December 19, 2012	SPPP, SPPP.U

The financial statements of each of the Trusts are as at and for the year ended December 31, 2017. These financial statements were authorized for issue by the Manager on March 28, 2018.

2. Basis of Preparation

These financial statements have been prepared in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) and include estimates and assumptions made by the Manager that may affect the reported amounts of assets, liabilities, income, expenses and the reported amounts of changes in Net Assets during the reporting period. Actual results could differ from those estimates.

The financial statements have been prepared on a going concern basis using the historical cost convention, except for physical bullion and financial assets and financial liabilities held at fair value through profit or loss, which have been measured at fair value.

The financial statements are presented in U.S. dollars and all values are rounded to the nearest dollar unless otherwise indicated.

3. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Trusts:

Physical bullion

Investments in physical bullion are measured at fair value determined by reference to published price quotations, with unrealized and realized gains and losses recorded in income based on the International Accounting Standards 40 Investment Property fair value model as IAS 40 is the most relevant standard to apply. Investment transactions in physical bullion are accounted for on the business day following the date the order to buy or sell is executed. Realized and unrealized gains and losses of holdings are calculated on an average cost basis.

Sprott Physical Bullion Trusts Generic Notes to Financial Statements December 31, 2017

Other assets and liabilities

Other assets and liabilities are recognized at fair value upon initial recognition.  Other assets such as due from broker and other receivables are classified as loans and receivables and measured at amortized cost.  Other financial liabilities are measured at amortized cost.

Income taxes

In each taxation year, the Trusts will be subject to income tax on taxable income earned during the year, including net realized taxable capital gains. However, the Trusts intend to distribute their taxable income to unitholders at the end of every fiscal year and therefore the Trusts themselves would not have any income tax liability.

Functional and presentation currency

Each Trust’s functional and presentation currency is the U.S. Dollar. Each Trusts’ performance is evaluated and its liquidity is managed in U.S. Dollars. Therefore, the U.S. Dollar is considered as the currency that most faithfully represents the economic effects of the underlying transactions, events and conditions.

Standards issued but not yet effective

Standards issued but not yet effective up to the date of issuance of the Trusts’ financial statements are listed below.  The Trusts intend to adopt applicable standards when they become effective.

IFRS 9, Financial Instruments - Classification and Measurement (“IFRS 9”): IFRS 9 was issued by the IASB on July 24, 2014 and will replace IAS 39 Financial instruments: Recognition and Measurement. IFRS 9 requires financial instrument classification and related measurement practices to be based primarily on an entity’s "business model objectives" when managing those financial assets and on the characteristics of their contractual cash flows. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The transition to IFRS 9 is not expected to result in any material changes to the Trust’s financial statements.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”): IFRS 15 establishes a five-step model that will apply to revenue earned from a contract with a customer, regardless of the type of revenue transaction or the industry. IFRS 15 will also apply to the recognition and measurement of gains and losses on the same of certain non-financial that are not an output for the fund’s ordinary activities. IFRS 15 is effective for annual periods beginning on or after January 1, 2018. The transition to IFRS 15 is not expected to result in any material changes to the Trust’s financial statements.

4. Critical Accounting Estimates and Judgments

The preparation of financial statements requires management to use judgment in applying its accounting policies and to make estimates and assumptions about the future. The following discusses the most significant accounting judgments and estimates that the Trusts have made in preparing the financial statements:

Estimation uncertainty

For tax purposes, the Trusts generally treat gains from the disposition of bullion as capital gains, rather than income, as the Trusts intend to be long-term passive holders of bullion, and generally dispose of their holdings in bullion only for the purposes of meeting redemptions and to pay expenses. The Canada Revenue Agency has, however, expressed its opinion that gains (or losses) of mutual fund trusts resulting from transactions in commodities should generally be treated for tax purposes as ordinary income rather than as capital gains, although the treatment in each particular case remains a question of fact to be determined having regard to all the circumstances.

The Trusts based their assumptions and estimates on parameters available when the financial statements were prepared. However, existing circumstances and assumptions about future developments may change due to market changes or circumstances arising beyond the control of the Trusts. Such changes are reflected in the assumptions when they occur.

Sprott Physical Bullion Trusts Generic Notes to Financial Statements December 31, 2017

5. Fair Value Measurements

The Trusts use a three-tier hierarchy as a framework for disclosing fair value based on inputs used to value their investments. The fair value hierarchy has the following levels:

Level 1Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Trusts have the ability to access at the measurement date;

Level 2Quoted prices which are not active, or inputs that are observable (either directly or indirectly) for substantially the full term of the asset or liability; and

Level 3Prices, inputs or complex modeling techniques which are both significant to the fair value measurement and unobservable (supported by little or no market activity).

Physical bullion is measured at fair value. The fair value measurement of all bullion falls within Level 1 of the hierarchy, and is based on published price quotations. All fair value measurements are recurring. The carrying values of cash, accounts receivable and accounts payable approximate their fair values due to their short-term nature.

6. Financial Risk, Management and Objectives

The Trusts’ objective in managing risk is the creation and protection of unitholder value. Risk is inherent in the Trusts’ activities, but it is managed through a process of ongoing identification, measurement and monitoring, subject to risk limits and other controls. The Trusts have investment guidelines that set out their overall business strategies, their tolerance for risk and their general risk management philosophy, as set out in each Trust’s offering documents. The Trusts’ Manager is responsible for identifying and controlling risks. The Trusts are exposed to market risk (which includes price risk, interest rate risk and currency risk), credit risk, liquidity risk and concentration risk arising from the bullion that they hold. Only certain risks of the Trusts are actively managed by the Manager, as the Trusts are passive investment vehicles. Significant risks that are relevant to the Trusts are discussed below. Refer to the Notes to financial statements — Trust specific information of each Trust for specific risk disclosures.

Price risk

Price risk arises from the possibility that changes in the market price of each Trust’s investments, which consist almost entirely of bullion, will result in changes in fair value of such investments.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. The Trusts do not hedge their exposure to interest rate risk as that risk is minimal.

Currency risk

Currency risk arises from the possibility that changes in the price of foreign currencies will result in changes in carrying value. Each Trust’s assets, substantially all of which consist of an investment in bullion, are priced in U.S. dollars. Some of the Trusts’ expenses are payable in Canadian dollars. Therefore, the Trusts are exposed to currency risk, as the value of their liabilities denominated in Canadian dollars will fluctuate due to changes in exchange rates. Most of such liabilities, however, are short term in nature and are not significant in relation to the net assets of the Trusts, and, as such, exposure to foreign exchange risk is limited. The Trusts do not enter into currency hedging transactions.

Credit risk

Credit risk arises from the potential that counterparties will fail to satisfy their obligations as they come due. The Trusts primarily incur credit risk when entering into and settling bullion transactions. It is each Trust’s policy to only transact with reputable counterparties. The Manager closely monitors the creditworthiness of the Trusts’ counterparties, such as bullion dealers, by reviewing their financial statements when available, regulatory notices and press releases. The Trusts seek to minimize credit risk relating to unsettled transactions in bullion by only engaging in transactions with bullion dealers with high creditworthiness. The risk of default is considered minimal, as payment for bullion is only made against the receipt of the bullion by the custodian.

Sprott Physical Bullion Trusts Generic Notes to Financial Statements December 31, 2017

Liquidity risk

Liquidity risk is defined as the risk that the Trusts will encounter difficulty in meeting obligations associated with financial liabilities and redemptions. Liquidity risk arises because of the possibility that the Trusts could be required to pay their liabilities earlier than expected. The Trusts are also subject to redemptions for both cash and bullion on a regular basis. The Trusts manage their obligation to redeem units when required to do so and their overall liquidity risk by only allowing for redemptions monthly, which require 15-day advance notice to the Trusts. Each Trust’s liquidity risk is minimal, since it’s primary investment is physical bullion, which trades in a highly liquid market. All of the Trusts’ financial liabilities, including due to brokers, accounts payable and management fees payable have maturities of less than three months.

Concentration risk

Each Trust’s risk is concentrated in the physical bullion of precious metals.

7. Unitholders’ Capital

The Trusts are authorized to issue an unlimited number of redeemable, transferrable Trust Units in one or more classes and series of Units. The Trusts’ capital is represented by the issued, redeemable, transferable Trust Units. Quantitative information about the Trusts’ capital is provided in their statements of changes in equity. Under the trust agreements of each Trust, Units may be redeemed at the option of the unitholder on a monthly basis for physical bullion or cash. Units redeemed for physical bullion will be entitled to a redemption price equal to 100% of the Net Asset Value (“NAV”) of the redeemed Units on the last business day of the month in which the redemption request is processed. A unitholder redeeming Units for physical bullion will be responsible for expenses in connection with effecting the redemption and applicable delivery expenses, including the handling of the notice of redemption, the delivery of the physical bullion for Units that are being redeemed and the applicable bullion storage in-and-out fees. Units redeemed for cash will be entitled to a redemption price equal to 95% of the lesser of (i) the volume-weighted average trading price of the Units traded on the NYSE Arca, or, if trading has been suspended on the NYSE Arca, on the TSX for the last five business days of the month in which the redemption request is processed and (ii) the NAV of the redeemed Units as of 4:00 p.m., Eastern Standard time, on the last business day of the month in which the redemption request is processed.

When Units are redeemed and cancelled and the cost of such Units is either above or below their stated or assigned value, the unitholders’ capital is reduced by an amount equal to the stated or assigned value of the Units. The difference between the redemption price and the stated or assigned values of the Units is allocated to the Unit premiums and reserves account (equal to the 5% reduction to the redemption price for Units redeemed for cash as described above) and the retained earnings account based on the allocated portion attributable to the redemption.

The Trusts’ units are classified as equity on the Statements of Financial Position, since the Trusts’ units meet the criteria in IAS 32, Financial Instruments: Presentation (“IAS 32”) for classification as equity.

Net Asset Value

NAV is defined as a Trust’s net assets (fair value of total assets less fair value of total liabilities, excluding all liabilities represented by outstanding Units, if any) calculated using the value of physical gold bullion based on the end-of-day price provided by a widely recognized pricing service.

Capital management

As a result of the ability to issue, repurchase and resell Units of the Trusts, the capital of the Trusts as represented by the Unitholders’ capital in the statements of financial position can vary depending on the demand for redemptions and subscriptions to the Trusts. The Trusts are not subject to externally imposed capital requirements and have no legal restrictions on the issue, repurchase or resale of redeemable Units beyond those included in their trust agreements. The Trusts may not issue additional Units except (i) if the net proceeds per Unit to be received by the Trusts are not less than 100% of the most recently calculated NAV immediately prior to, or upon, the determination of the pricing of such issuance or (ii) by way of Unit distribution in connection with an income distribution.

Sprott Physical Bullion Trusts Generic Notes to Financial Statements December 31, 2017

Each Trusts’ objectives for managing capital are:

•	To invest and hold substantially all of the Trust’s assets in physical bullion; and
•	To maintain sufficient liquidity to meet the expenses of each Trust, and to meet redemption requests as they arise.

Refer to “Financial risk, management and objectives” (Note 6) for the policies and procedures applied by the Trusts in managing their capital.

8. Related Party Disclosures

Management Fees

The Trusts pay the Manager a monthly management fee, calculated and accrued daily and payable monthly in arrears on the last day of each month. Management fees are unique to each Trust and are subject to applicable taxes.

9. Independent Review Committee (“IRC”)

In accordance with National Instrument 81-107, Independent Review Committee for Investment Funds (“NI 81-107”), the Manager has established an IRC for a number of funds managed by it, including the Trusts. The mandate of the IRC is to consider and provide recommendations to the Manager on conflicts of interest to which the Manager is subject when managing certain funds, including the Trusts. The IRC is composed of three individuals, each of whom is independent of the Manager and all funds managed by the Manager, including the Trusts. Each fund subject to IRC oversight pays a share of the IRC member fees, costs and other fees in connection with operation of the IRC. The IRC reports annually to unitholders of the funds subject to its oversight on its activities, as required by NI 81-107.

10. Personnel

The Trusts did not employ any personnel during the period, as their affairs were administered by the personnel of the Manager and/or the Trustee, as applicable.

Corporate Information

Head Office

Sprott Physical Platinum and Palladium Trust

Royal Bank Plaza, South Tower

200 Bay Street

Suite 2600, PO Box 26

Toronto, Ontario M5J 2J1

Telephone: (416) 203-2310

Toll Free: (877) 403-2310

Email: ir@sprott.com

Auditors

KPMG LLP

Bay Adelaide Centre

333 Bay Street

Suite 4600

Toronto, Ontario M5H 2S5

Legal Counsel

Baker & McKenzie LLP

Brookfield Place

Bay Wellington Tower

181 Bay Street, Suite 2100

Toronto, Ontario Canada M5J 2T3

Seward & Kissel LLP

901 K Street N.W., 8th Floor

Washington, DC 20001